Exhibit 99.1

Tiziana to Participate in January Investor Meetings

New York, December 16, 2022 - Tiziana Life Sciences Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company enabling breakthrough CNS immunomodulation approaches to enhance the functionality of Treg-based therapies, announced today that the Company plans to present at the Biotech Showcase and host institutional investor and partnering meetings at this event, as well as at the LifeSci Corporate Access Event. Both in-person events are taking place January 9-10, 2023 in San Francisco, California.

LifeSci Partners Corporate Access Event:

Dr. Matthew Davis, Chief Medical Officer and acting Chief Scientific Officer and the Tiziana team, will be hosting 1x1 institutional investor meetings.

Date/Time: Monday, January 9, 2023

Location: Beacon Grand Hotel in San Francisco

Please click here to register for the conference and schedule a meeting with management via the online system managed by LifeSci Partners,.

Biotech Showcase:

Dr. Matthew Davis, Chief Medical Officer and acting Chief Scientific Officer and the Tiziana team, will give a corporate presentation and host 1x1 institutional investor and partnering meetings.

Date/Time: Tuesday January 10, 2023, at 11:00 am PT

Location: Hilton San Francisco Union Square in San Francisco

To schedule a meeting with management, investors can register on the Biotech Showcase website

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough immunomodulation therapies via novel routes of drug delivery. Tiziana’s innovative nasal, oral and inhalation approaches in development have the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s two lead candidates, intranasal foralumab, the only fully human anti-CD3 mAb, and milciclib, a pan-CDK inhibitor, have both demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For further inquiries:

Tiziana Life Sciences Ltd

Hana Malik, Business Development, and Investor Relations Manager

+44 (0) 207 495 2379

email: info@tizianalifesciences.com

Investors:

Irina Koffler

LifeSci Advisors, LLC

646.970.4681

ikoffler@lifesciadvisors.com